UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

June 15, 2016

Mizuho Financial Group, Inc.

Mizuho Financial Group Receives Regulatory Approval

for US Bank Holding Company

Mizuho Financial Group, Inc. will establish a US Bank Holding Company (BHC)—Mizuho Americas LLC—in July 2016. The BHC will be wholly owned by Mizuho Bank, Ltd., and Mizuho’s primary US subsidiaries will be reorganized under the umbrella of the holding company.

With consideration of the Federal Reserve Board’s proposed rule to come into effect on July 1, 2016 regarding the operations of foreign banking organizations with US operations, Mizuho will establish a bank holding company and bring its primary US-based banking, securities, and institutional custody services (trust banking) entities together under the holding company. This structure will allow Mizuho to proactively strengthen corporate governance and expand Mizuho’s profit base through the consistent implementation of Mizuho’s collaborative corporate and investment banking, securities, and institutional custody services strategy in the US, in line with the global operation of Mizuho’s new in-house company system.